

AlwaysNear TeleHealth

Senior Care Providers
In-home 24/7
"Virtual Care Assistant"

AlwaysNear TeleHealth: A New, Essential Senior Healthcare Approach

AlwaysNear TeleHealth's SaaS, "white-label" offering is in a "first move" position by virtue of:

(1) providing care providers a very affordable ($40 to $80/month) "proactive", comprehensive 24/7 In-home "Virtual Care Assistant (VCA) approach

(2) replacing the current "reactive" periodic physician in-office exam approach

(3) combining individual telehealth devices, Smart Home units and activities of daily living reporting into a single, comprehensive care provider "virtual care assistant"

(4) making the VCA approach available to the thousands of professional & millions of family-friend senior care providers who do not have the funds, expertise or time to develop a soon to be "must have" care provider offering .

The Virtual Care Assistant "Alerts" are generated in part by Artificial Intelligence analysis of the massive 24/7 data collected by discrete wireless sensors, 3rd party health condition devices and Smart Home units.

The "Alerts" enable care providers to achieve early–preventative detection and treatment of chronic diseases, acute conditions & probable accidents for <u>timely care at a significantly lower healthcare cost.</u>

Google's invitation to *AlwaysNear TeleHealth* to join its "Start-up Program" provides invaluable engineering assistance, <u>"game changing" product launch–market development support and use of a top level Artificial Intelligence capability.</u> The Founder believes Google will eventually partner with–purchase *AlwaysNear Telehealth*.

Major Impressive Facts

➢ <u>Founder</u>: 3 successful leading edge technology companies - One sold, one IPO (high Nasdaq of $234m)

➢ <u>Invited Participation In "Google Cloud Start-up Program"</u>: Invaluable engineering assistance and "game changing" product launch/market development support

➢ <u>"First Mover" Position</u>: Only known "white label", SasS capability available which will be required for the thousands of professional care providers as well as offers freedom and peace of mind for the millions of family – friend care providers

➢ <u>Extraordinary Net Profit and Cashflow Potential</u>: "White label", SaaS operation's minimal, relatively fixed overhead enables extraordinary net profit/cashflow from a $40 – $80/month fee

➢ <u>Large Primary Market</u>: 34.2 of 56 million seniors in 2020 having two or more chronic diseases and wanting to remain in their homes with most needing "Virtual Care Assistant"

➢ <u>Multi-billion Dollar Market Potential</u>: $16.4 – $32.8 billion per year

Inevitable Senior Physical and Mental Decline Conditions and Accident Occurrences

Prediagnosed Chronic Diseases

    

- Insomnia
- Anxiety
- Depression
- Hysteria
- Dementia

- Alzheimer
- COPD
- Diabetes

   

- Excessive Weight Gain
- Excessively Sedentary
- Anguish
- Deficient Weight

- Atrial Fibrillation
- Sleep Apnea
- Hypertension
- and More

Acute Conditions

   

- Acute Myocardial Infarction (AMI)
- Pneumonia

- Urinary Tract Infection (UTI)
- Can't Get Up Fall
- Corona-Like Viruses
- Family Care Giver Stress

Adverse Activities of Daily Living

      

- Late Night Exit
- Mobility Decline
- Stove Left On
- Get Up Fall
- Too Long In Bed
- Too Long In Bathroom
- Meds Not Taken
- and More

The Current "Reactive", Deficient Senior Healthcare Approach and Related Factors Leading To A "Crisis"

Time Between Exams



"I'm Fine" Syndrome



75+ Age Results In An Exponential Increase In Hospital Admissions



The Staggering Growth In Annual Healthcare Cost Per Senior, Particularly Seniors 75+



The Number Of 75 and 85-plus Americans Is Projected To Grow Rapidly



Additional Compounding Factors Leading To A "Crisis"

Before 2031, Massive Cuts Will Be Required In Entitlements and All Other Federal Spending



CHART 4
All Tax Revenue Will Go Toward Entitlements and Net Interest by 2031
In less than two decades, all projected tax revenues would be consumed by three federal programs (Medicare, Social Security, and Medicaid, which includes CHIP and Obamacare) and interest on the debt.
Source: U.S. Office Of Management and Budget 2015
PERCENTAGE OF GDP
25%
20%
15%
10%
5%
2031: Entitlements plus interest consumes ALL tax revenues
REVENUES
Net Interest
18.0%
Medicaid, Obamacare Subsidies, CHIP
Social Security
Medicare
Actual
Projected
1970
1980
1990
2000
2010
2020
2030
2040
2050
Sources: U.S. Office of Management and Budget, Budget of the United States Government, Fiscal Year 2015: Historical Tables, 2014, Tables 8.4, 8.5, and 10.1, http://www.whitehouse.gov/omb/budget/Historicals (accessed January 16, 2015), and Congressional Budget Office, The 2014 Long-Term Budget Outlook, July 14, 2014, http://www.cbo.gov/publication/45308 (accessed January 16, 2015).

Projected Medicare and Medicaid Deficit Spending



Projected Medicare Spending Increases Over Time
Medicare projected spending has been notoriously understated as shown by the 2005 vs 2009 projection
One Trillion
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Billions of Dollars
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2005 Projection
2007 Projection
2009 Projection
Source: Congressional Budget Office
WWW.DAILYRECKONING.COM



Medicaid Enrollment and Expenditure Projections
One Trillion
Enrollment (millions)
80
78
76
74
72
70
68
66
64
Expenditures ($billions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Federal Expenditures
State Expenditures
Enrollment
AMERICAN ACTION FORUM

AlwaysNear Telehealth Providing Proactive *"Technology Enabled Care"* To Help Mitigate The Looming Senior Healthcare *"Crisis"*



Professional "Local Proactive Care Manager (LPCM)"

1. Completes "Resident Order Form (ROF)"
   a. Medical History
   b. Medications
   c. Required Hardware
   d. "Alert" Parameters
   e. Johns Hopkins "Probability of Hospital
     Admission" (PraPlus)
   f. Physician Teleconference Call Parameters

"Resident Order Form" (ROF)



2. Installs/Services Hardware

3. Responds To "Alerts"



> **ALERT:**
> **John Smith**
>
> **High Blood Presure (Hypertension Stage 2)**
>
> **Systolic: 142**
> **Diastoli: 94**
>
> **Time:** 10:58 am
> **Respond By:** 11:15 am
> **Reponse:** Immediate Doctor appointment

Notification sent to LPCM Organization if "Respond By" time is late and/or "Response" is not as specified



Senior

Physician

Physician Teleconference Call (initiated _automatically_ by the _AlwaysNear TeleHealth System_ for certain "Alerts")

4. Prepares, Executes "LPCM Action Plan"

LPCM Action Plan

Family Member – Friend Care Provider

1. Complete "Resident Order Form (ROF)"
   a. Medical History
   b. Medications
   c. Required Hardware
   d. "Alert" Parameters
   e. Johns Hopkins "Probability of Hospital Admission" (PraPlus)
   f. Physician Teleconference Parameters

"Resident Order Form" (ROF)



2. Install/Service Hardware (contract services available)

3. Respond To "Alerts"



ALERT:
John Smith

High Blood
Presure
(Hypertension
Stage 2)

Systolic: 142
Diastoli: 94

Time: 10:58 am
Respond By: 11:15 am
Reponse: Immediate
Doctor appointment





Senior

Physician

Physician Teleconference Call (initiated **automatically** by the *AlwaysNear TeleHealth System* for certain "Alerts")

4. Prepares, Executes "LPCM Action Plan"

LPCM
Action
Plan

The Importance Of Senior "Care Services Offered On Site"



25%

Lifespan lengthened

Medicare's Finding From Analysis of The <u>One Day Per Week</u> "Medicare Coordinated Care Program:"

"........., care services, when consistently offered on site, have a tremendous impact on increasing Lifespan (+25%), reducing Hospitalizations (-40%)"



Hospitalization of high-risk patients

40%

AlwaysNear TeleHealth's In-Home 24/7 Virtual Care Assistant Process (VCAP) Is The Epitome of "Care Services Consistently Offered On Site"

① *AlwaysNear TeleHealth* "Virtual Care Assistant" (VCA)

Wireless Activities of Daily Living Sensors
🟡



And more

Wireless Health Monitoring Devices
🟩



And more

Smart Home Devices
🔺



And more

LPCM **Family-Friend**



Resident Order Form (ROF)

Select Hardware

Transmit Setup Info

AlwaysNear Cloud Powered By Google

② *AlwaysNear TeleHealth* "Virtual Care Assistant" (VCA)

Wireless Activities of Daily Living Sensors ●



And more

Wireless Health Monitoring Devices ■



And more

Smart Home Devices ▲



And more

LPCM   Family-Friend



Resident Order Form (ROF)

Install Hardware

HUB



③ *AlwaysNear TeleHealth* "Virtual Care Assistant" (VCA)

Wireless Activities of Daily Living Sensors ⬤

And more

Wireless Health Monitoring Devices ⬛

And more

Smart Home Devices ▲

And more

LPCM   Family-Friend
 

Resident Order Form (ROF)

AlwaysNear Cloud
Powered By Google
Analyze Data vs Alert Criteria

Transmit Data



④ *AlwaysNear TeleHealth* "Virtual Care Assistant" (VCA)

Wireless Activities of Daily Living Sensors
🟡



And more

Wireless Health Monitoring Devices
🟩



And more

Smart Home Devices
🔺



And more

LPCM   Family-Friend

 

Resident Order Form (ROF)

AlwaysNear Cloud
Powered By Google
Analyze Data vs Alert Criteria

Transmit Data

HUB

("Alerts" history, vitals readings, ADL issues, etc.)

ALERT:
John Smith

High Blood Presure (Hypertension Stage 2)

Systolic: 142
Diastoli: 94

Time: 10:58 am
Respond By: 11:15 am
Reponse: Immediate Doctor appointment

EMR

VCA Auto Physician Teleconference Call – initiated for certain critical "Alerts"

LPCM   Family-Friend

 


Senior   Physician

AlwaysNear Local Proactive Care Manager (LPCM)
ADL "Alert" Response Scenario #1 Illustration

1/1/2017 12:00 AM   1/1/2017 11:59 PM   **LPCM "Alert" Response Scenario #1**

"Daily Activity Report"



28.9%

57.9%





1. LPCM calls senior – No answer

2. LPCM calls 911

3. LPCM visits senior in in hospital.

4. LPCM develops Care Plan

"Alert"
"Out of Bed Too Long After 9pm"





	2 AM	4	6	8	10	12 PM	2	4	6	8	10
In-Bed											
Front Door Opened											
Back Door Opened											
Refrig Opened											
Med Box Opened											
Toilet Used											
"Alexa" Panic Call											
On Recliner											

AlwaysNear Local Proactive Care Manager (LPCM) ADL "Alert" Response Scenario#2 Illustration

1/1/2017 12:00 AM   1/1/2017 11:59 PM   **LPCM "Alert" Response Scenario #2**

"Daily Activity Report"



28.9%
57.9%

4. LPCM develops Care Plan



1. LPCM calls senior who is on Recliner

2. Senior answers: "I'm having a restless night"

3. LPCM arranges to visit the senior the next morning

"Alert"
"Out of Bed Too Long After 9pm"





	2 AM	4	6	8	10	12 PM	2	4	6	8	10
In-Bed											
Front Door Opened											
Back Door Opened											
Refrig Opened											
Med Box Opened											
Toilet Used											
"Alexa" Panic Call											
On Recliner											

Invited To Join "Google Cloud for Start-ups" Program – Licensed John Hopkins "PraPlus Assessment Questionnaire"



Grow with Google Cloud

"Google Cloud for Startups" (GCS) Program empowers startups to grow with the same tools and infrastructure used to build Google. Your early-stage startup can take advantage of <u>Cloud credits</u>, <u>community events</u>, and <u>training</u> as you scale your business.

Engineering

"Technology is at the heart of everything we do. GCS's world-class engineering experts work closely with portfolio companies to solve challenging technical problems".



PraPlus Senior Health Risk Questionnaire

Predicts when a senior: (1) is at a high risk for hospital admission – re-admission, (2) has approximately a 50% chance of being "frail" within the next year and (3) shows significant signs of depression.

A New Level of Monitoring: Considerable Reduction In Hardware Cost and Significant Improvement In Detection







Mobility Decline – Likely Fall







"As Artificial Intelligence (AI) Becomes A Differentiating Factor In The Healthcare Space" *AlwaysNear* **Will Be Using Google Artificial Intelligence For "Predictive Care" Determinations**



"Google Cloud's AI learning tools provide healthcare provider practitioners [*AlwaysNear TeleHealth*] with tools for analyzing patient healthcare data [*AlwaysNear's* Activities of Daily Living monitoring sensors, health monitoring devices and Smart Home units data]."

"Machine learning [Artificial Intelligence] will be the key to developing algorithms that provide <u>more proactive alerting</u>, <u>comprehensive clinical decision support</u> and <u>predictive analytics</u> that allow providers to avoid expensive crisis events."

AlwaysNear TeleHealth's Potential Market

	2020	2030	2040	2050
(1) Senior Population In Millions	56.4m	72.5m	82.3m	90.2m
(2) Seniors Likely Using *AlwaysNear TeleHealth* Service (61.2% of 56m)**	34.5m	44.4m	50.6m	55.2m
(3) Monthly - Annual Revenue In Billions of $'s at $80 Per Month	$2.76b $33.12b	$3.55b $42.60b	$4.08b $46.96b	$4.42b $53.04
(4) Monthly - Annual Revenue In Billions of $'s at $40 Per Month	$1.38b $16.56b	$1.78b $21.36b	$2.02b $24.24b	$2.21b $26.52b

**Two or more chronic diseases and want to remain in their homes











Tyce Fitzmorris – Product and Company Development Background

Founder/CEO *AlwaysNear TeleHealth* (2010 –)

- Merging Home Monitoring, Telehealth, Smart Home, Security, Electronic Health Record (EHR) technologies to provide in-home 24/7 preventative and early detection of seniors inevitable mental-physical decline conditions

Smart Home
Telehealth
Home Security
EHR
Home Monitoring

"Technology Enabled Care"

Founder/CEO *Polaris Golf Systems* (2001 – 2009)

- *ProTrac System* first PDA based GPS golf system
- over 3,000 *ProTracs* installed in 20 states - countries
- advertising media revenue generation concept was never implemented due to 2008 financial crisis
- product was/is in operation in U.S., Dubai, Canada, Other

Score A Drink!
Full Capability
Golf GPS System

Founder/CEO *Intelligent Medical Imaging* (1990 – 2000)

- FDA clearance to fully automate medical microscopic procedures to improve diagnostics, reduce labor costs
- distribution agreements with Bayer and Coulter
- product was/is in operation in U.S., Europe, Japan
- IPO in 1996 managed by Smith-Barney - high NASDAQ stock market valuation of $230 million

Automated Medical Microscopic
Procedures System

Founder/CEO *Vistech Corporation* (1984 – 1989)

- fully automated high speed beverage container inspection system to improve inspection quality, reduce labor and complaint costs
- approved by Coca-Cola, other major beverage industry companies to replace human visual inspectors
- product was/is in operation in U.S., Europe, Asia

VISTECH
VT800
GLASS BOTTLE INSPECTOR
Automated High Speed
Can/Bottle Inspection System

Education B.A. Stanford University - MBA University Santa Clara

Highly Qualified and Experienced Team

Jeremy Winfree, CTO:

Developer/Programmer: Desktop and LOB application development since 2001; Web development since 2005; Mobile app development since 2008. Notable clients include Hungry Howies (pizza franchise in the South-East United States), Worldpay (international payment gateway and processing SaaS), and Performance Checking (national check cashing software).

Marketing/Design: Traditional marketing (TV, phonebook, billboards, banners, and other printed materials) since 1999; digital marketing (web, social media advertisements, social media marketing campaigns, and mobile app advertisements) since 2006; Taught social media marketing and offered marketing consulting services since 2014. Notable clients include United Way (national non-profit organization) and ERA Real Estate (real estate company in the South-East United State).

Medical Technology: ISO/IEC 1073.3.2-2000 and 11073-30200:2004 IEEE standards since 2005; ISO/IEC 27001 and 27002 since 2014.Notable clients include Carestream Dental (national dental, radiology, and imaging equipment and software provider), Technicuff (national blood pressure cuff manufacturer), and Rotech (local medical equipment manufacturer in Leesburg

Peg Pickett, Early Funder, Current Advisor: Utilizes *AlwaysNear TeleHealth* In Her Home Care Franhise Operation**s**; is an owner of Central Florida "Visiting Angels Home Care Franchises", which <u>rank in the top 10 of 650+ Visiting Angels franchises</u>. Peg was awarded the 2019 "<u>National Lead Survey Award</u>" determined by an independent agency's <u>survey of customer satisfaction of 650+ Visiting Angel franchises</u>. They provide immediate access to their four Central Florida franchise senior patients and invaluable connections with Visiting Angels Corporate, which has expressed strong interest in providing the *AlwaysNear* capability for its 650+ Visiting Angel franchisees nationwide.

Crista Willis, RN, Current Advisor: promoted to The Villages Health Corporate Office located in Central Florida (one of the world's largest senior retirement communities with 120,000+ senior residents) responsible for determining how to reduce seniors' healthcare costs and improve their quality of life in The Villages.

Rod Niswander, Michigan Distributer: resides in Michigan, providing immediate access to Michigan Comfort Keepers senior patients and connection with Comfort Keepers Corporate and its 700+ franchises and the 14 McClaren Hospital Group..

Google: In December 2019, Google invited *AlwaysNear TeleHealth* to join the "Google Start-up Program". Participation in the Program has provided *AlwaysNear* high-level Cloud engineering assistance at no charge. The Google Artificial Intelligence Analytics capability will be used at a relative nominal cost with advanced AI support provided by Google. It is believed that Google will play a major role in the rapid, expansive commercialization of the *AlwaysNear TeleHealth* process because of Google's interest in the comprehensive, massive, exponential growing VCA senior data base.

Commercial Launch Plan and Strategy

PLAN: With The Lifting Of The Covid-19 Restrictions: (1) Placements With Paying Clients and (2) 5 *AlwaysNear TeleHealth* Trials With The "Name" Care Provider Entities Below

McLaren Hospital Group (Michigan): 14 hospital group



The Villages Health (Villages, Florida): physician group practice with 40,000+ patients



Visiting Angels Home Care (Villages, Florida): ranked in top ten out of 650+ Visiting Angeles home care franchises



Tequesta Terrace Assisted Living Facility (Tequesta, Florida): 6 assisted living facilities group



Dr. Daniel Boss Concierge Group (Jupiter, Florida): 10,000+ patient group







AlwaysNear TeleHealth

Senior Care Providers
In-home 24/7
"Virtual Care Assistant"